Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

- - - - - - - - - - -

KAMADA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30,		As of December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$29,933	$68,416	$18,587
Short-term investments	-	36,137	-
Trade receivables, net	17,738	27,743	35,162
Other accounts receivables	6,410	2,450	8,872
Inventories	64,520	44,601	67,423
Total Current Assets	118,601	179,347	130,044

Non-Current Assets
Property, plant and equipment, net	25,914	25,665	26,307
Right-of-use assets	2,810	3,453	3,092
Intangible assets, Goodwill and other long-term assets	150,449	3,413	153,663
Contract assets	6,361	4,472	5,561
Total Non-Current Assets	185,534	37,003	188,623
Total Assets	$304,135	$216,350	$318,667
Liabilities
Current Liabilities
Current maturities of bank loans	$4,449	$61	$2,631
Current maturities of lease liabilities	1,010	1,149	1,154
Current maturities of other long term liabilities	20,117	-	17,986
Trade payables	17,954	17,948	25,104
Other accounts payables	6,110	6,989	7,142
Deferred revenues	40	-	40
Total Current Liabilities	49,680	26,147	54,057

Non-Current Liabilities
Bank loans	15,185	5	17,407
Lease liabilities	2,492	3,401	3,160
Contingent consideration	23,121	-	21,995
Other long-term liabilities	41,304	-	43,929
Deferred revenues	15	3,025	15
Employee benefit liabilities, net	764	1,429	1,280
Total Non-Current Liabilities	82,881	7,860	87,786

Shareholder’s Equity
Ordinary shares	11,731	11,716	11,725
Additional paid in capital net	210,319	209,942	210,204
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(442)	58	54
Capital reserve from share-based payments	5,097	4,746	4,643
Capital reserve from employee benefits	271	(320)	(149)
Accumulated deficit	(51,912)	(40,309)	(46,163)
Total Shareholder’s Equity	171,574	182,343	176,824
Total Liabilities and Shareholder’s Equity	$304,135	$216,350	$318,667

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2022	2021	2022	2021	2021
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$41,618	$40,193	$18,607	$19,323	$75,521
Revenues from distribution	10,065	8,946	4,983	4,916	28,121

Total revenues	51,683	49,139	23,590	24,239	103,642

Cost of revenues from proprietary products	24,705	23,527	12,256	11,059	48,194
Cost of revenues from distribution	8,436	7,609	4,094	4,108	25,120

Total cost of revenues	33,141	31,136	16,350	15,167	73,314

Gross profit	18,542	18,003	7,240	9,072	30,328

Research and development expenses	7,063	5,364	2,643	2,736	11,357
Selling and marketing expenses	6,592	2,547	3,271	1,424	6,278
General and administrative expenses	6,316	6,112	3,311	3,303	12,636
Other expenses	619	570	309	563	753
Operating income (loss)	(2,048)	3,410	(2,294)	1,046	(696)

Financial income	3	209	1	99	295
Income (expense) in respect of securities measured at fair value, net	-	-	-	-	-
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	593	121	424	(145)	(207)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(3,875)	-	(1,865)	-	(947)
Financial expenses	(372)	(116)	(178)	(63)	(330)
Income before tax on income	(5,699)	3,624	(3,912)	937	(1,885)
Taxes on income	50	-	9	-	345

Net Income (loss)	$(5,749)	$3,624	$(3,921)	$937	$(2,230)

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	-	-	-	-	-
Gain (loss) on cash flow hedges	(784)	(43)	(676)	30	185
Net amounts transferred to the statement of profit or loss for cash flow hedges	288	(256)	222	(2)	(488)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	420	-	420	-	171
Tax effect	-	-	-	-
Total comprehensive income (loss)	$(5,825)	$3,325	$(3,955)	$965	$(2,362)

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$(0.13)	$0.08	$(0.09)	$0.02	$(0.05)
Diluted net earnings per share	$(0.13)	$0.08	$(0.09)	$0.02	$(0.05)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Additional	Capital reserve from securities measured at fair value through other	Capital reserve due to translation to	Capital reserve	Capital reserve from	Capital reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands

Balance as of January 1, 2022 (audited)	$11,725	$210,204	$-	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824
Net income	-	-	-	-	-	-	-	(5,749)	(5,749)
Other comprehensive income (loss)	-	-	-	-	(496)	-	420	-	(76)
Tax effect	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	-	(496)	-	420	(5,749)	(5,825)
Exercise and forfeiture of share-based payment into shares	6	115	-	-	-	(115)	-	-	6
Cost of share-based payment	-	-	-	-	-	569	-	-	569
Balance as of June 30, 2022	$11,731	$210,319	$-	$(3,490)	$(442)	$5,097	$271	$(51,912)	$171,574

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity

Balance as of January 1, 2021 (audited)	$11,706	$209,760	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638
Net income	-	-	-	-	-	-	3,624	3,624
Other comprehensive income (loss)	-	-	-	(299)	-	-	-	(299)
Tax effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(299)	-	-	3,624	3,325
Exercise and forfeiture of share-based payment into shares	10	188	-	-	(182)	-	-	10
Cost of share-based payment	-	-	-	-	370	-	-	370
Balance as of June 30, 2021	$11,716	$209,942	$(3,490)	$58	$4,746	$(320)	$(40,309)	$182,343

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve from securities measured at fair value through other comprehensive	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands

Balance as of April 1, 2022 (audited)	$11,728	$210,269	$-	$(3,490)	$12	$4,771	$(149)	$(47,991)	$175,150
Net income	-	-	-	-	-	-	-	(3,921)	(3,921)
Other comprehensive income (loss)	-	-	-	-	(454)	-	420	-	(34)
Tax effect	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	-	(454)	-	420	(3,921)	(3,955)
Exercise and forfeiture of share-based payment into shares	3	50	-	-	-	(50)	-	-	3
Cost of share-based payment	-	-	-	-	-	376	-	-	376
Balance as of June 30, 2022	$11,731	$210,319	$-	$(3,490)	$(442)	$5,097	$271	$(51,912)	$171,574

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity

Balance as of April 1, 2021 (audited)	$11,713	$209,859	$(3,490)	$30	$4,674	$(320)	$(41,246)	$181,220
Net income	-	-	-	-	-	-	937	937
Other comprehensive income (loss)	-	-	-	28	-	-	-	28
Taxes effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	28	-	-	937	965
Exercise and forfeiture of share-based payment into shares	3	83	-	-	(83)	-	-	3
Cost of share-based payment	-	-	-	-	155	-	-	155
Balance as of June 30, 2021	$11,716	$209,942	$(3,490)	$58	$4,746	$(320)	$(40,309)	$182,343

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve from securities measured at fair value through other comprehensive	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands

Balance as of January 1, 2021 (audited)	$11,706	$209,760	$-	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638
Net income	-	-	-	-	-	-	-	(2,230)	(2,230)
Other comprehensive income (loss)	-	-	-	-	(303)	-	171	-	(132)
Tax effect	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	-	(303)	-	171	(2,230)	(2,362)
Exercise and forfeiture of share-based payment into shares	19	444	-	-	-	(444)	-	-	19
Cost of share-based payment	-	-	-	-	-	529	-	-	529
Balance as of December 31, 2021	$11,725	$210,204	$-	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income (loss)	$(5,749)	$3,624	$(3,921)	$937	$(2,230)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	6,088	2,372	3,061	1,225	5,609
Financial expenses (income), net	3,651	(214)	1,618	109	1,189
Cost of share-based payment	569	370	376	155	529
Taxes on income	50	-	9	-	345
Loss (gain) from sale of property and equipment	-	-	-	-	-
Change in employee benefit liabilities, net	(96)	23	(84)	60	45
	10,262	2,551	4,980	1,549	7,717
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	17,102	(5,646)	3,610	(7,231)	(12,861)
Decrease (increase) in other accounts receivables	2,073	1,629	1,484	1,643	(1,634)
Decrease (increase) in inventories	2,903	(2,401)	241	(3,446)	(2,373)
Decrease (increase) in deferred expenses	(484)	(2,362)	(374)	(1,209)	(6,883)
Increase (decrease) in trade payables	(7,843)	1,139	5,806	2,623	7,917
Increase (decrease) in other accounts payables	(1,517)	(799)	(745)	1,346	(392)
Decrease in deferred revenues	-	1,000	-	500	1,815
	12,234	(7,440)	10,022	(5,774)	(14,411)
Cash received (paid) during the period for:

Interest paid	(380)	(107)	(186)	(59)	(228)
Interest received	3	217	1	76	375
Taxes paid	(18)	(23)	(9)	(9)	(42)
	(395)	87	(194)	8	105

Net cash provided by (used in) operating activities	$16,352	$(1,178)	$10,887	$(3,280)	$(8,819)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$-	$2,967	$-	$11,967	$39,083
Purchase of property and equipment and intangible assets	(1,191)	(1,463)	(678)	(1,332)	(3,730)
Proceeds from sale of property and equipment	-	-	-	-	-
Business combination	-	(1,404)	-	-	(96,403)
Net cash provided by (used in) investing activities	(1,191)	100	(678)	10,635	(61,050)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	6	10	3	3	19
Receipt of long-term loans	-	-	-	-	20,000
Repayment of lease liabilities	(573)	(595)	(278)	(306)	(1,221)
Repayment of long-term loans	(401)	(206)	(385)	(85)	(205)
Repayment of other long-term liabilities	(3,243)	-	(1,743)	-	-
Net cash provided by (used in) financing activities	(4,211)	(791)	(2,403)	(388)	18,593

Exchange differences on balances of cash and cash equivalent	396	88	160	13	(334)

Increase (decrease) in cash and cash equivalents	11,346	(1,781)	7,966	6,980	(51,610)

Cash and cash equivalents at the beginning of the period	18,587	70,197	21,967	61,436	70,197

Cash and cash equivalents at the end of the period	$29,933	$68,416	$29,933	$68,416	$18,587

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$296	$588	$121	$287	$845
Purchase of property and equipment and Intangible assets	$775	$748	$775	$722	$1,001

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:- General

General description of the Company and its activity

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028.

In November 2021, the Company acquired a portfolio of four FDA approved plasma-derived hyperimmune commercial products from Saol Therapeutics (“Saol”). The acquisition of this portfolio furthers the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., will be responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 of the Company’s annual financial statements as of December 31, 2021.

The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”). Pursuant to an agreement with Takeda, the Company terminated the production and sale of GLASSIA to Takeda during 2021 resulting in a significant reduction in revenues. Takeda initiated its own production of GLASSIA for the U.S. market. Commencing 2022, Takeda pays royalties to the Company at a rate of 12% on GLASSIA’s net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually. Refer to Note 19 of the Company’s annual financial statements as of December 31, 2021.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:- Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards:

i.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current. The Amendment replaces certain requirements for classifying liabilities as current or non-current. Thus for example, according to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment is effective for reporting periods beginning on or after January 1, 2023 with earlier application being permitted. The Amendment is applicable retrospectively, including an amendment to comparative data.

The Company believes that the adoption of the Amendment will not have an effect on its financial statements.

ii.	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted. Earlier application is permitted.

The Company has not yet commenced examining the effects of applying the Amendment on the financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:- Significant events in the reporting period

i	Grant of options to the purchase ordinary shares of the Company to employees, executive officers, CEO and Board of Directors members

On February 28, 2022, the Company’s Board of Directors approved the grant of options to purchase up to 1,345,600, 400,000 and 270,000 ordinary shares of the Company to employees and executive officers, CEO and Board of Directors members, respectively.

As of June 30, 2022, the Company granted, out the above mentioned, to employees and executive officers total of:

-	1,130,100 options to purchase the ordinary shares of the Company, under the Israeli Share Option Plan, at an exercise price of NIS 19.36-18.92 (USD 5.80-6.05) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $2,272 thousands.

-

101,200 options to purchase the ordinary shares of the Company, under the US Share Option Plan, at an exercise price of USD 5.88-6.10 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $226 thousands.

36,200 options to purchase the ordinary shares of the Company, under the US Share Option Plan, at an exercise price of USD 5.65-5.82 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $80 thousands.

The grant of options to the CEO and the Board of Directors members are subject to the approval of the General Meeting of Shareholders that is expected to take place during 2022.

ii	Labor strike at the Company’s manufacturing plant at Beit Kama, Israel

-

On April 26, 2022, during the course of the Company’s negotiations with the Histadrut - General Federation of Labor in Israel (the “Histadrut”) and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (the “Employee’s Committee”), on the extension of a collective bargaining agreement, the Employee’s Committee elected to declare a labor strike in the Beit Kama plant.

On July 15, 2022, the Company, the Employees’s Committee, and the Histadrut, signed a new collective agreement detailing the understandings reached between the parties. The agreement will be effective through the end of 2029, while certain economic terms may be renegotiated by the parties following the lapse of the first four years of the term of the agreement. As a result of execution of the agreement the labor strike ended, and the unionized employees returned to work at the Beit Kama production facility.

As a result of the labor strike, the Company recorded, during the second quarter of 2022, a loss of $3,342 thousand recorded in the cost of revenues from proprietary products and was comprised of $3,082 thousands of overhead cost charges due to lower than standard production level in the second quarter and $260 thousands due to loss of in-process materials.

iii	Increase in the yield of high-quality corporate bonds

As of June 30, 2022, there was an increase, compared to December 31, 2021, in the yield of high-quality corporate bonds which effect the discount rate of defined benefit obligations.

The effect of the changes in the aforementioned discount rate resulted in a reduction in the employee benefit liability, net as of June 30, 2022, in relation to December 31, 2021, in the amount of $420 thousand dollar which were recognized against other comprehensive income in the six-month period that ended on June 30, 2022.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2022
Revenues	$41,618	$10,065	$51,683
Gross profit	$16,913	$1,629	$18,542
Unallocated corporate expenses			(20,590)
Finance expenses, net			(3,651)
Income before taxes on income			$(5,699)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2021
Revenues	$40,193	$8,946	$49,139
Gross profit	$16,666	$1,337	$18,003
Unallocated corporate expenses			(14,593)
Finance expenses, net			214
Income before taxes on income			$3,624

	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2022
Revenues	$18,607	$4,983	$23,590
Gross profit	$6,351	$899	$7,240
Unallocated corporate expenses			(9,534)
Finance expenses, net			(1,618)
Income before taxes on income			$(3,912)

	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2021
Revenues	$19,323	$4,916	$24,239
Gross profit	$8,264	$808	$9,072
Unallocated corporate expenses			(8,026)
Finance expenses, net			(109)
Income before taxes on income			$937

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year Ended December 31, 2021
Revenues	$75,521	$28,121	$103,642
Gross profit	$27,327	$3,001	$30,328
Unallocated corporate expenses			(31,024)
Finance expenses, net			(1,189)
Income before taxes on income			$(1,885)

c.	Reporting on operating segments by geographic region:

	Six months period ended June 30, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$28,562	$-	$28,562
Israel	2,254	10,065	12,319
Europe	5,149	-	5,149
Latin America	3,526	-	3,526
Asia	1,760	-	1,760
Others	367	-	367
	$41,618	$10,065	$51,683

	Six months period ended June 30, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$26,556	-	$26,576
Israel	5,588	8,946	14,534
Europe	3,394	-	3,394
Latin America	3,603	-	3,603
Asia	1,019	-	1,019
Others	33	-	33
	$40,193	$8,946	$49,139

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

c.	Reporting on operating segments by geographic region:

	Three months period ended June 30, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$11,611	$-	$11,611
Israel	627	4,983	5,610
Europe	4,097	-	4,097
Latin America	1,496	-	1,496
Asia	776	-	776
Others	-	-	-
	$18,607	$4,983	$23,590

	Three months period ended June 30, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$12,672	-	$12,672
Israel	3,602	4,916	8,518
Europe	967	-	967
Latin America	1,428	-	1,428
Asia	640	-	640
Others	14	-	14
	$19,323	$4,916	$24,239

	Year ended December 31, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A and North America	$49,763	$-	$49,763
Israel	7,653	28,121	35,774
Europe	5,677	-	5,677
Latin America	9,127	-	9,127
Asia	3,167	-	3,167
Others	134	-	134
	$75,521	$28,121	$103,642

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2	Level 3
	U.S Dollars in thousands
June 30, 2022
Derivatives instruments	$-	$(437)	-
Contingent consideration	-	-	$(23,121)

June 30, 2021
Derivatives instruments	$-	$23	$-

December 31, 2021
Derivatives instruments	$-	$73	$-
Contingent consideration	$-	$-	$(21,995)

During the Six months ended on June 30, 2022 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 6:- Subsequent events

a.	Regarding the end of the labor strike in the Company’s manufacturing plant at Beit Kama, Israel please refer to Note 3ii.

b.	During May 2022, the Company terminated a distribution agreement with a third-party engaged to distribute the Company’s proprietary products in Russia and Ukraine (the “Distributor”), and a power of attorney granted, in connection with such distribution agreement, to an affiliate of the Distributor (the “Affiliate). On July 18, 2022, the Affiliate notified the Company of the filing of a request for a conciliation hearing with the Court in Geneva relying on the terminated power of attorney and seeking damages for the alleged inability to sell the remaining product inventory previously acquired from the Company and compensation for the lost customer base. The purpose of a conciliation hearing is to explore the possibility of an out-of-court settlement and not to address the merits of the claims. The outcome of such hearing is not binding. Nonetheless, the conciliation request has not yet been formally served upon the Company, which is a procedural request to proceed with the hearing. At this stage, it is not possible to assess the prospects and scope of any claims against the Company and any potential liabilities as such conciliation request is an initial procedure and the claims are not fully substantiated. The Company intends to vigorously defend itself against any claims if and when they arise from these matters.